Exhibit 11

Elliott Reaffirms Its Views On NXP’s Fair Value
NXP’s strong 2017 Q4 results reinforce Elliott’s fundamental valuation thesis
Presentation can be viewed at dedicated website:
www.FairValueForNXP.com

NEW YORK (February 16, 2018) – Elliott Advisors (UK) Limited (“Elliott”), which advises funds that collectively hold an economic interest in NXP Semiconductors N.V. (NASDAQ: NXPI) (“NXP” or the “Company”) of approximately 7.2%, today released a presentation reiterating its conviction in its estimate of NXP’s intrinsic value, supported by NXP’s strong and consensus-beating 2017 Q4 earnings.
Today’s presentation makes clear that NXP has a track record of consistent outperformance versus market expectations over the past year and underscores Elliott’s belief that consensus EPS estimates for the Company are stale. Given the Company’s top-line growth, which was in excess of peers in 2017 H2, as well as its forward-looking growth and earnings potential, Elliott believes NXP is currently one of the most attractive companies in the semiconductor sector. In light of this data, Elliott reasserts its views that NXP deserves to trade in-line with peers, that the Company is uniquely placed to radically enhance QUALCOMM Incorporated’s (“Qualcomm”) long term strategy and to deliver value creation for Qualcomm’s shareholders at take-out prices higher than $135 per NXP share. The materials can be viewed in full at www.FairValueForNXP.com.

 In summary, NXP’s 2017 Q4 results were very strong, beating consensus across revenues, gross margins and EPS. The earnings report was consistent with NXP’s robust performance throughout 2017. Most notably:
-	NXP top-line growth came in above consensus expectations in each of the past four quarters with growth in 2017 Q4 of 16.0%[1] outpacing consensus by 5.8 percentage points;
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The Company’s performance has been driven by impressive results of “Core NXP” (i.e., the Automotive and Secure Connected Devices segments contributing approximately 69%[2] of NXP total revenues), the exposure to which is the driving rationale behind the Qualcomm offer;[3]

-	In 2017 H2, NXP’s revenue growth was higher than the median growth for its peers, signaling NXP’s potential and giving credibility to consensus expectation that the

1 Adjusted for the disposal of Standard Products
2 Based on FY2017 results adjusted for the disposal of Standard Products
3 Per "Qualcomm to Acquire NXP" presentation filed by Qualcomm on October 27, 2016

Company should grow faster than peers[4] at 5.3% CAGR (1.5 percentage points ahead of the median for NXP’s peers5);
-	Elliott believes, based on its own in depth analysis, that even the consensus growth expectations are conservative, a view reinforced by NXP’s track record of consensus beats in 2017;
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Strong top-line growth, operating leverage and synergy capture (for which Elliott believes NXP has exceeded its own targets) have driven impressive margin expansion with 2017 Q4 operating margin approximately 775 bps up from the first quarter of Freescale integration[6]; and

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As a result of strong top-line growth and margin expansion, Elliott believes NXP should see strong EPS growth in the medium-term. Even based on consensus numbers (which NXP exceeded repeatedly in 2017), NXP’s medium-term EPS is forecast to be higher than the median for its peers.

Elliott’s conviction in the opportunity present at NXP is underscored by its sizable economic interest in the Company. With market value of its economic interest of approximately $2.9 billion, Elliott is closely aligned with interests of its fellow NXP shareholders and is determined to help unlock a material valuation gap that Elliott believes exists today. NXP’s prospects are bright and the Company’s strong, consensus-beating 2017 Q4 earnings reaffirm Elliott’s conviction in its fundamental valuation thesis that NXP is worth $135 per share on a standalone basis.
About Elliott
Founded in 1977, Elliott Management Corporation is one of the oldest private investment firms of its kind under continuous management.  The firm’s investors include pension funds, private endowments, charitable foundations, family offices, and employees of the firm.  Elliott Advisors (UK) Limited is an affiliate of Elliott Management Corporation.

Our approach to NXP is consistent with our approach to many of our current and previous investments.  We have invested a significant amount of time and resources into understanding NXP, including hiring numerous advisors and consultants with whom we have worked together to receive input from over 50 industry participants.  We believe strongly in the value conclusions that we have drawn as a result of this effort.

4 Based on consensus revenue CAGR for CY 2018-2020
5 NXP Peers include ADI, IFX, MCHP, MXIM, ON, Renesas, STM and TXN
6 Based on the difference between non-GAAP operating margin for HPMS 2017 Q4 and 2016 Q1

Media Contacts
Sarah Rajani CFA
Elliott Advisors (UK) Limited
+44 (0) 20 3009 1475
srajani@elliottadvisors.co.uk
Stephen Spruiell
Elliott Management Corporation
+1 (212) 478 2017
sspruiell@elliottmgmt.com
And
Information Agent:
 Pat McHugh
Okapi Partners LLC
+1 (212) 297 0720
info@okapipartners.com